Miller Energy Resources 9721 Cogdill Road, Suite 302 Knoxville, TN 37932 O: (865) 223-6575 F: (865) 691-8209

February 9, 2012

'CORRESP'

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Attention:	Robert Carroll
Ethan Horowitz, Branch Chief

Re:	Miller Energy Resources, Inc. (formerly Miller Petroleum, Inc.)
Form 10-K/A for Fiscal Year Ended April 30, 2010 Filed July 28, 2010 Form 10-K/A for Fiscal Year Ended April 30, 2011 Filed August 29, 2011
File No. 001-34732

Ladies and Gentlemen:

Miller Energy Resources, Inc. (the “Company”) is in receipt of the Staff’s comment letter dated January 30, 2012. Following are the Company’s responses to the Staff’s comments contained in such letter.

Form 10-K/A for Fiscal Year Ended April 30, 2010

1.

Your responses to our prior comments 1, 2, and 3 are currently under review and further comments, if any, will be issued at a later date.

RESPONSE:  We acknowledge the Commission’s response.

Form 10-K/A for Fiscal Year Ended April 30, 2011

Consolitated Financial Statements

Notes to Consolidated Financial Statements

Note 18. Correction of Immaterial Errors, page F-27

2.

We note your response to our prior comment 4.  Please tell us which of your audit firms reviewed the disclosure in your footnote and concluded the correction of errors was immaterial in nature.  Please provide a more detailed response regarding the factors that led to the discovery of these errors.  We may have additional comments.

RESPONSE:

Our predecessor auditor, Sherb & Co., LLP, reviewed the disclosure in our footnotes and agreed with our conclusion that the correction of errors was immaterial to our consolidated financial statements for the fiscal year ended April 30, 2010.  Sherb’s concurrence was demonstrated by their consent to the inclusion of their opinion on our financial statements for the fiscal year ended April 30, 2010 within our Form 10-K for the fiscal year ended April 30, 2011.

The errors were detected by KPMG LLP during their audit of the Company’s consolidated financial statements for the fiscal year ended April 30, 2011.

3.

We also note your adjustment “D” for $1,033,177 is the net amount of the adjustments in your footnote in the amounts of $106,552,379 and ($107,585,556).  Your response states these adjustments were a result of your failure to properly calculate depletion expense in accordance with FASB ASC Topic 932 and the manner in which you accounted for state production credits, partially offset by your failure to capitalize an asset that was erroneously recorded as an expense.  Please provide a more detailed response regarding each of the factors behind these corrections, quantifying the amounts of each of the adjustments on a gross basis.

RESPONSE:

The net amount for adjustment “D” is comprised of the following:

Adjustment	Oil and Gas Properties, net	Equipment, net	Net
1.	$108,000,000	$(108,000,000)	$-
2.	-	414,444	414,444
3.	(734,218)	-	(734,218)
4.	(1,107,000)	-	(1,107,000)
5.	393,597	-	393,597
	$106,552,379	$(107,585,556)	$(1,033,177)

1)

Adjustment of $108,000,000 to reclassify facility costs and lease and well equipment from equipment, net to oil and gas properties, net, to present such assets in a manner consistent with industry practice.

2)

Adjustment of $414,444 to decrease depreciation expense and increase equipment, net, due to our misclassification of facility costs and lease and well equipment as equipment, net rather than oil and gas properties, net, as described in the first adjustment. We erroneously used the straight line method to depreciate these assets rather than the units of production method.

3)

Adjustment of $734,218 to increase depletion expense and decrease oil and gas properties resulted from using the incorrect inputs in our units of production depletion calculation.  Our depletion calculation for leasehold costs used total proved, probable and possible reserves instead of total proved reserves.  Our depletion calculation for the remainder of our oil and gas properties used total proved, probable and possible reserves instead of total proved developed producing reserves.

4)

Adjustment of $1,107,000 for state production credits (related to capital expenditure credits in Alaska) to remove the credit recorded to income tax expense and instead record the credit as a reduction to oil and gas properties, net.

5)

Adjustment of $393,597 to record an asset retirement obligation asset related to our Tennessee properties that we previously failed to record.

The Company trusts the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ David J. Voyticky
David J. Voyticky Interim Chief Financial Officer